SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ab/MOL/5116

3rd  June, 2009

Mr Noel Dempsey TD
Minister for Transport
Transport House
44 Kildare Street
Dublin 2                                                                                                              OPEN LETTER

Dear Minister,

You have misunderstood (deliberately?) the nature of the proxy over Ryanair's 29.8% shares which we have executed in your favour prior to Friday's AGM. The effect of this proxy gives you control (over Ryanair's 29.8% shareholding) and a 55% majority vote on the two resolutions to cut the bloated €730,000 fees paid to Aer Lingus' Non-Exec Chairman and Non-Exec Directors, all of whom have been appointed by the Government and the trade unions/ESOT, (who between you control Aer Lingus and are sadly running it into the ground).

It is up to you whether you vote Ryanair's shares in favour of the resolutions or in favour of Aer Lingus' recommendation to protect these bloated "Fat Cat" fees, but you cannot "decline our offer", since we have already executed the proxy in your favour.

As the Minister for Transport, who just two weeks ago was calling on Aer Lingus to cut costs, you must agree that the right place to start is to reduce these excessive Directors fees under which trade union bosses like David Begg were paid almost €5,000 per Board meeting last year and the Non-Exec Chairman who was paid an astounding €15,000 per Board meeting.  These resolutions, if passed by you on Friday will reduce Aer Lingus' costs by over €500,000 p.a. and will significantly boost Aer Lingus' profitability and shareholder value.  Should you fail to cut these excessive fees, then sadly you will have as little credibility as the Board of Aer Lingus, when in the coming months they seek to cut employee costs to reduce Aer Lingus' enormous losses. Perhaps Friday is the last chance for the Minister for Transport to stop talking about cost cuts and actually do something useful in the interests of Aer Lingus' passengers and shareholders.  Why is Aer Lingus charging high fares just to pay Government and Union Directors these enormous and unjustified fees?

Rest assured that when I'm not expanding Ryanair, lowering fares, and creating thousands of new jobs, I am always thinking of you. You have my deepest sympathies at presiding over the institutionally incompetent Department of Transport, which continues to control and preside over hopeless mismanagement in the Dublin Airport monopoly and Aer Lingus.

Yours sincerely

Michael O'Leary

Chief Executive

c.c.    Brian Lenihan TD, Minister for Finance

         Colm Barrington, Aer Lingus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 June 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary